Exhibit 99.2
Shinhan Bank resolved to pay cash dividends to Shinhan Financial Group

On February 11, 2014, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 360 billion or KRW 227.04 per common share for the fiscal year of 2013, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank, SFG will be receiving the total dividend amounts.